OGDEN'S OWN DISTILLERY





FIVE WIVES
FIVE WIVES
FIVE WIVES
PORTER'S FIRE
PORTER'S PEACH
PORTER'S APPLE
PORTER'S HUCKLEBERRY
MADAM PATTIRINI GIN
UNDERGROUND

DISCLOSURES

This presentation has been prepared solely to provide potential investors with the opportunity to determine their preliminary interest in the Company and for the purpose deciding whether to proceed with their own independent, in-depth investigation and analysis of the Company and does not purport to contain all of the information that may be required to evaluate a possible investment in the Company. Interested investors should review the documents contained in the Offering Materials section on localstake.com in their entirety prior to making their investment decision.

Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to the Company to differ materially from those expressed or implied in such statements. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. Localstake Marketplace LLC expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained herein.

IT STARTED IN 2009 WITH UNDERGROUND…



OGDEN'S OWN
UNDERGROUND

UNDERGROUND
2010
AWARD-WINNING
HANDCRAFTED
STRONGER
SMOOTHER
BETTER
UNDERGROUND
AMERICA'S HERBAL SPIRIT
MADE IN UTAH BY OGDEN'S OWN DISTILLERY
PLEASE DRINK RESPONSIBLY

The second distillery operating in Utah since the 1800's.
And the Awards came rolling in…

2010 Tasting Panel Magazine - 95 points
2010 San Francisco World Spirits - Double Gold
2012 New York International - Silver
2013 Denver International Spirits - Gold
2013 Spirits of the Americas - Best Liqueur
2014 New York World Wine and Spirits - Gold
2014 Tastings.com International Review - Gold
2016 Tastings.com International Review - Gold
2017 Berlin International Spirits - Gold
2017 SIP Awards - Silver
2017 Seattle International Spirit Awards - Bronze

WE ARE NOT A STARTUP...



Ogden's Own Distillery

	Revenue	Net Income

Gross Margins
75%

Net Income
15%

2018: 16068 cases shipped
Low Cost / High Margins

OUR NEW FACILITY IN OGDEN



A New 30,000 Sq.Ft. Facility opens October 2019
Financed by Zion's Bank and Utah Community Development Corp.

UTAH CONSUMERS ALREADY LOVE US...

WE CURRENTLY SELL 38.1% OF ALL LOCALLY PRODUCED PRODUCTS



* High West Distillery : Acquired by Constellation Brands in 2016 for $160M



#1 UTAH VODKA

Low Calorie (70) – Gluten Free – Mountain Spring Water

Five Wives sales equal to all other Utah Vodka's - combined



AN ALL-STAR LINEUP

Craft is Booming: 12 Distilleries operating in Utah creating over 72 products.

#4 Porter's Fire   #6 Underground #13 Peach   #14 Heavenly   #15 Madam Pattirini

    

New Products in 2019

US Craft Spirits 2018-2023 Estimates

Craft Market $	CAGR
20 Billion	32%

AWARDS AND ACCOLADES

"USA Liqueur Distillery of the Year"
2017 Berlin International Spirits
Competition

"Best United States Gin"
2018 World Gin Awards in London

… And Many More!




- Distributors took notice and started asking to carry our products in other states.
- But…

Our current facility was producing at full capacity, bottling 5 days a week.

SO WHY FUNDRAISE NOW?

- New distribution agreement with Kroger for Smith's Supermarkets across Southwest.

- Pilot started in 35 stores around Las Vegas

  *"**Excellent taste profiles, Excellent packaging. Two must have's for a successful launch**" – Dave Hass- Liquor Category Manager- Smith's Food & Drug*

- Extends to 65 stores in AZ, NM, NV

- When we expand production, Kroger can expand to 480 Ralph's stores in California





Ogden's Own Distillery

PROJECTIONS

Notable Craft Distillery Acquisitions

Casamigos Tequila - $1B
Pendleton Whiskey - $205M
Bulldog Gin – $58M
Kentucky Owl Whiskey – Undisclosed
Smooth Ambler Whiskey – Undisclosed
Tuthilltown Spirits - Undisclosed

Most brand or distillery acquisitions approximately 11-16X annual sales.

MEET THE TEAM



Steve Conlin
Managing Partner



Tim Smith
Head Distiller



Dean Dandeneau
National Sales Dir.

Executive Committee

Mike Glasmann – Retired Utah Judge / Mediator
Stu Smith – Freeport Cold Storage
Andrew Jorgensen – Lighthouse Investments





- Proceeds for SW Market Expansion
  - Tastings
  - Displays and Signage
  - Marketing
  - New Sales Representatives

- Additional Investor Perks:
  - New Product Launches
  - Tours and Tastings
  - Special Events

- Raise: Raising up to $1.9M in Common Equity across two offerings

JOIN US.
BECOME AN INVESTOR...

Contact us at info@ogdensown.com for more details





APPENDIX A: P&L AND ESTIMATES

	Ogden's Own Distillery Profit and Loss									
	2014	**2015**	**2016**	**2017**	**2018**	**2019E**	**2020E**	**2021E**	**2022E**	**2023E**
Revenue	1,233,644	1,512,653	1,690,594	2,242,647	2,254,140	3,076,633	4,273,290	6,824,865	7,848,595	9,025,885
Total COGS	549,694	450,999	758,245	964,339	546,994	1,264,496	1,839,051	2,805,019	3,225,772	3,709,668
Gross Profit	683,950	1,061,653	932,349	1,278,308	1,707,146	1,812,137	2,434,239	4,019,846	4,622,823	5,316,217
Total Expense	660,118	874,222	739,924	937,319	1,169,521	1,793,831	2,299,131	2,695,275	3,032,350	3,487,202
Net Ordinary Income	23,831	187,432	192,425	340,989	537,625	18,306	135,108	1,324,571	1,590,473	1,829,015
Total Other Expense	-	8	30,234	28,322	514					
Net Other Income	594	4,806	401		9,180					
Net Income	24,425	192,237	162,592	312,667	546,291	18,306	135,108	1,324,571	1,590,473	1,829,015